UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MOLSON COORS BREWING COMPANY

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

60871R  10 0

60871R  20 9

(CUSIP Number)

Jeffrey H. Coors and John K. Coors, Co-Chairmen

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming  82001

with a copy to:

Natalie K. Winegar, Legal Counsel

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming  82001

(307) 635-0710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60871R 10 0 60871R 20 9

1	Names of Reporting Persons: Adolph Coors Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 21,522,798 shares of Class B Common Stock

	8	Shared Voting Power: 5,044,534 shares of Class A Common Stock

	9	Sole Dispositive Power: 2,520,000 shares of Class A Common Stock 21,522,798 shares of Class B Common Stock

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,044,534 shares of Class A Common Stock 24,042,798 shares of Class B Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 92.5% of the outstanding shares of Class A Common Stock (2) 13.3% of the outstanding shares of Class B Common Stock (3)

14	Type of Reporting Person (See Instructions): 00 (4)

(1)         Includes 2,520,000 shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), which are convertible into shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”), pursuant to the Restated Certificate of Incorporation of Molson Coors Brewing Company, a Delaware corporation (the “Company”), on a one-for-one basis, subject to certain limitations.

(2)         This calculation is based on 5,453,835 shares of Class A Common Stock outstanding as of November 1, 2013, as reported in the Quarterly Report on Form 10-Q (the “Report”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 6, 2013, which for purposes of this Schedule 13D/A, includes all shares of Class A Common Stock and Class A Exchangeable Shares (as defined herein).

(3)         This calculation is based on 180,921,325 (as adjusted to reflect the issuance of 2,520,000 shares of Class B Common Stock upon conversion of 2,520,000 shares of Class A Common Stock) shares of Class B Common Stock outstanding as of November 1, 2013, as reported in the Report filed by the Company with the Commission on November 6, 2013, which for purposes of this Schedule 13D/A, includes all shares of Class B Common Stock and Class B Exchangeable Shares (as defined herein).

(4)         The Reporting Person is a limited liability company organized under the laws of the State of Wyoming.

CUSIP No. 60871R 10 0 60871R 20 9

1	Names of Reporting Persons: Adolph Coors, Jr. Trust dated September 12, 1969

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 5,830,000 shares of Class B Common Stock

	8	Shared Voting Power: 5,044,534 shares of Class A Common Stock

	9	Sole Dispositive Power: 2,520,000 shares of Class A Common Stock 5,830,000 shares of Class B Common Stock

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,044,534 shares of Class A Common Stock 8,350,000 shares of Class B Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 92.5% of the outstanding shares of Class A Common Stock (2) 4.6% of the outstanding shares of Class B Common Stock (3)

14	Type of Reporting Person (See Instructions): 00 (4)

(1)

Includes 2,520,000 shares of Class A Common Stock, which are convertible into shares of Class B Common Stock pursuant to the Restated Certificate of Incorporation of the Company on a one-for-one basis, subject to certain limitations.

(2)

This calculation is based on 5,453,835 shares of Class A Common Stock outstanding as of November 1, 2013, as reported in the Report filed by the Company with the Commission on November 6, 2013, which for purposes of this Schedule 13D/A, includes all shares of Class A Common Stock and Class A Exchangeable Shares of the Company.

(3)

This calculation is based on 180,921,325 (as adjusted to reflect the issuance of 2,520,000 shares of Class B Common Stock upon conversion of 2,520,000 shares of Class A Common Stock) shares of Class B Common Stock outstanding as of November 1, 2013, as reported in the Report filed by the Company with the Commission on November 6, 2013, which for purposes of this Schedule 13D/A, includes all shares of Class B Common Stock and Class B Exchangeable Shares of the Company.

(4)	The Reporting Person is a trust administered under the laws of the State of Wyoming.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends, supplements and combines the Schedule 13D filed on February 22, 2005, by the Adolph Coors, Jr. Trust dated September 12, 1969 (the “Adolph Coors Jr. Trust”), as amended and supplemented by Amendment No. 1 filed on August 1, 2006, by Adolph Coors Company LLC, a Wyoming limited liability company (the “LLC”), as trustee of the Adolph Coors Jr. Trust (as so amended, the “Class A Original Schedule 13D”); and the Schedule 13D filed on February 22, 2005, by Keystone Financing LLC, a Delaware limited liability company (prior to its dissolution on July 10, 2006) and wholly-owned by the Coors Family Trusts (as such term is defined below) (“Keystone”), as amended and supplemented by Amendment No. 1 filed on July 12, 2005, by Keystone, and Amendment No. 2 filed on August 1, 2006, by the LLC, as trustee of the Coors Family Trusts (as defined below) (as so amended, the “Class B Original Schedule 13D” and with the Class A Original Schedule 13D, collectively, the “Original Schedule 13D,” as further amended, supplemented and combined by this Amendment, the “Schedule 13D”), by the LLC, as trustee of:  (i) the Adolph Coors Jr. Trust, (ii) the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended) (the “Augusta Coors Collbran Trust”), (iii) the Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended) (the “Bertha Coors Munroe Trust B”), (iv) the Herman F. Coors Trust dated July 5, 1946 (as further amended) (the “Herman F. Coors Trust”), (v) the Louise Coors Porter Trust dated July 5, 1946 (as further amended) (the “Louise Coors Porter Trust”), (vi) the Grover C. Coors Trust dated August 7, 1952 (the “Grover C. Coors Trust”), and (vii) the May Kistler Coors Trust dated September 24, 1965 (the “May Kistler Coors Trust” and collectively with the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust and the Grover C. Coors Trust, the “Coors Family Trusts”); and relates to the beneficial ownership of shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock” and with the Class A Common Stock, the “Common Stock”), of Molson Coors Brewing Company, a Delaware corporation (the “Company”).

This Amendment is being filed on behalf of the LLC and the Adolph Coors Jr. Trust as the reporting persons (collectively, the “Reporting Persons”) identified on the cover pages of this Amendment.

This Amendment also reports changes in the Reporting Persons’ percentage ownership of the outstanding shares of Common Stock due to changes in the number of such shares outstanding, including as a result the two-for-one stock split effected by the Company in October 2007 (the “Stock Split”).

Item 1.                                                         Security and Issuer.

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

“The class of equity securities to which this Schedule 13D relates is the Class A Common Stock and the Class B Common Stock. The principal executive offices of the Company are located at 1225 Seventeenth Street, Denver, Colorado 80202, and 1555 Notre Dame Street East, Montréal, Québec, Canada H2L 2R5.”

Item 2.                                                         Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“As of June 30, 2006, the LLC, a Wyoming limited liability company, became the sole trustee of the Coors Family Trusts, including the Adolph Coors Jr. Trust, a trust administered under the laws of the State of Wyoming.  The LLC was formed for the purpose of acting as the trustee of the Coors Family Trusts.  The Coors Family Trusts were formed to hold assets and investments for their beneficiaries.  Each of the Coors Family Trusts is a member of the LLC and the only members of the LLC are the Coors Family Trusts.  The address of the LLC and the Adolph Coors Jr. Trust is 2120 Carey Avenue, Suite 412, Cheyenne, Wyoming 82001.  The LLC does not serve as trustee for any other trusts or conduct any business not related to the administration and management of the Coors Family Trusts.

The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The 16 members of the board of directors (the “LLC Directors”) of the LLC are all lineal descendants of Adolph Coors. Each of the Coors Family Trusts is administered and managed by a trust committee (each, a “Trust Committee”) consisting of three to five LLC Directors. All of the LLC Directors are set forth on Schedule A attached hereto, and incorporated herein by this reference. Schedule A attached hereto sets forth the following information as to each such person:

(i).	name;
(ii).	residence or business address;
(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv).	citizenship.

During the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule A attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.                                                         Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

“The initial individual trustees of the Adolph Coors Jr. Trust acquired 2,520,000 shares (as adjusted for the Stock Split) of Class A Common Stock on or around 1970 as a result of a transfer from Adolph Coors, Jr.

Prior to the merger (discussed below), none of the shares of Class A Common Stock were registered pursuant to Section 12 of the Securities Act of 1933, as amended (the “Securities Act”), and as a result the Class A Common Stock was not subject to the reporting requirements under Section 13(d) of the Exchange Act.  On or about February 9, 2005, the Class A Common Stock was registered pursuant to Section 12 of the Securities Act and became listed for trading on the New York Stock Exchange.

Except for the Augusta Share Purchases (defined and discussed below), each of the Coors Family Trusts acquired, directly or indirectly, their shares of Class B Common Stock at various times prior to February 9, 2005.  The Coors Family Trusts contributed their shares of Class B Common Stock to Keystone on or about December 18, 2002, and Keystone subsequently distributed such shares of Class B Common Stock to the Coors Family Trusts on or about June 30, 2006.  Thereafter, on or about June 30, 2006, the LLC became the sole trustee of the Coors Family Trusts, and accordingly beneficially owned the shares of Class B Common Stock held by the Coors Family Trusts.  Also, on or about June 30, 2006, each of the Coors Family Trusts contributed 25,000 shares of Class B Common Stock as capital to the LLC and each of the Coors Family Trusts received 25,000 common units (the “LLC Units”) of the LLC. The LLC is trustee for all of the holdings of the Coors Family Trusts, including the LLC Units. On or about July 10, 2006, Keystone was dissolved.

Prior to the merger (described below), none of the shares of Class B Common Stock possessed voting rights (other than pursuant to applicable law).  As a result of the Company’s Restated Certificate of Incorporation adopted as part of the merger, the shares of Class B Common Stock have the right to elect three (3) directors to the Board of Directors of the Company.

Other funds of the Augusta Coors Collbran Trust were used to purchase shares of Class B Common Stock for the Augusta Coors Collbran Trust (the “Augusta Share Purchases”) pursuant to a Rule 10b5-1 trading plan adopted on or about September 5, 2012 (the “Augusta Trading Plan”).  Please see Item 5(c) for more information related to the Augusta Share Purchases.

Pursuant to the Combination Agreement dated as of July 21, 2004, Adolph Coors Company, a Delaware corporation (“Coors”), Coors Canada Inc., a Canadian corporation and an indirect subsidiary of the Coors and now known as Molson Coors Canada, Inc. (“Exchangeco”), and Molson Inc., a Canadian corporation (“Molson”), entered into a merger-of-equals transaction between Coors and Molson resulting in, among other things: (i) the combination of the operations of Coors and Molson; (ii) the Molson shareholders acquiring, directly or indirectly through Exchangeco, economic and voting rights in Coors; and (iii) the Coors stockholders remaining stockholders of the combined company, such transactions are collectively referred to as the “merger.” The transactions and approvals necessary to effect the merger were approved by the shareholders of Molson on January 28, 2005, and by the stockholders of Coors on February 1, 2005, and the merger was consummated on February 9, 2005.  As a result of the transactions and approvals related to the merger, Coors was renamed Molson Coors Brewing Company.

In connection with the merger, the Adolph Coors Jr. Trust, Pentland Securities (1981) Inc., the former controlling shareholder of Molson (“Pentland”), and 4280661 Canada Inc., a subsidiary of Pentland (“Subco”), entered into that certain Voting Agreement dated February 2, 2005, regarding the voting of their respective shares of Class A Common Stock and Class A Exchangeable Shares (the “Voting Agreement”).  Further, the Adolph Coors Jr. Trust, Pentland and Wilmington Trust Company, as trustee (the “U.S. Trustee”), entered into that certain Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated February 9, 2005 (“U.S. Voting Trust Agreement”), regarding the Class A Common Stock deposited into the resulting trust by the Adolph Coors Jr. Trust and Pentland; and the Adolph Coors Jr. Trust, Pentland, Subco and The Royal Trust Company, as trustee (the “Canadian Trustee” and with the U.S. Trustee, collectively, the “Trustees”), entered into that certain Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated February 9, 2005 (the “Canadian Voting Trust Agreement” and the U.S. Voting Trust Agreement, collectively, the “Voting Trust Agreements”), regarding the Class A Exchangeable Shares of Exchangeco (the “Class A Exchangeable Shares”) deposited into the resulting trust by Pentland and Subco. The Voting Trust Agreements have substantially identical terms relating to, among other matters, voting on nominees for election to the Board of Directors of the Company, voting on proposals presented to the Company’s stockholders, and transfers of the Class A Common Stock and Class A Exchangeable Shares held in the resulting trusts.

As a result of the Voting Trust Agreements and the right to exchange the Class A Exchangeable Shares into Class A Common Stock on a one-for-one basis at any time at the option of the holder of such Class A Exchangeable Shares, the Adolph Coors Jr. Trust, when it entered into the Voting Trust Agreements, and the LLC, when it became sole trustee of the Adolph Coors Jr. Trust, may be deemed to be the beneficial owner of additional shares of Class A Common Stock.

In addition, the Adolph Coors Jr. Trust, Pentland, and certain other Molson family entities (collectively, the “Other Molson Stockholders”) entered into that certain Registration Rights Agreement with the Company dated as of February 9, 2005 (the “Registration Rights Agreement”), providing those stockholders with the right to have registered for public sale their shares of Class B Common Stock, including such shares of Class B Common Stock received as a result of the conversion, if any, of their shares of Class A Common Stock, Class A Exchangeable Shares or Class B Exchangeable Shares, and to participate in registered offerings by the Company under certain circumstances.

This Schedule 13D further describes the Voting Trust Agreements and the Registration Rights Agreement in Item 6.  The Voting Agreement, the U.S. Voting Trust Agreement, the Canadian Voting Trust Agreement and the Registration Rights Agreement (collectively, the “Agreements”) are incorporated in this Item 3 by reference as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.  Any description of these Agreements and the transactions described in this Schedule 13D are qualified in their entirety by reference to the Agreements.”

Item 4.                                                         Purpose of Transaction.

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

“The Augusta Share Purchases were made for investment purposes.

The LLC, as trustee of the Coors Family Trusts, pursues an investment objective that seeks capital appreciation.  The LLC continuously analyzes the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, the LLC may participate in interviews or hold discussions with third parties or with management in which the LLC may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing stockholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a) of the Exchange Act, including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

Further, subject to and depending upon the availability of prices deemed favorable by the LLC, it may choose, on behalf of one or more of the Coors Family Trusts, to purchase additional shares of Class A Common Stock, Class A Exchangeable Shares, Class B Common Stock or Class B Exchangeable Shares, from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the LLC may determine to dispose of shares of Class A Common Stock and Class B Common Stock currently beneficially owned by the LLC or that would be beneficially owned by the LLC from the conversion of Class A Common Stock in accordance with the obligation to so convert in the Voting Trust Agreements applicable to the Class A Common Stock (as described below in Item 6), in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described in this Item 4 and Item 6 of this Schedule 13D which is incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.”

Item 5.                                                         Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“Information relating to the number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons is incorporated by reference from the cover pages of this Schedule 13D.

Items 3 and 4 are incorporated herein by reference.

(a) and (b)                                       Class A Common Stock. As a result of the Voting Trust Agreements and the ability of Pentland and Subco to convert at any time on a one-for-one basis their Class A Exchangeable Shares into shares of Class A Common Stock, each of the Adolph Coors Jr. Trust (including, the LLC as its sole trustee), Pentland and Subco has the shared power to vote or to direct the vote of 5,044,534 shares of Class A Common Stock, and none of the Adolph Coors Jr. Trust (including, the LLC as its sole trustee), Pentland nor Subco has sole power to vote or to direct the vote of any shares of Class A Common Stock.

The Class A Exchangeable Shares were issued in the merger by Exchangeco.  All holders of Class A Exchangeable Shares may exchange those shares at any time on a one-for-one basis for shares of Class A Common Stock. The disclosure in this Item 5 reflects the Stock Split and assumes the conversion into Class A Common Stock of all of the outstanding Class A Exchangeable Shares with regard to aggregate ownership and percentages of outstanding shares of Class A Common Stock.  All ownership percentages set forth below were calculated based on the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of November 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2013.

The LLC, as sole trustee of the Adolph Coors Jr. Trust, is the beneficial owner and has the sole power to dispose of, subject to the conditions provided for in the Voting Trust Agreements, 2,520,000 shares of Class A Common Stock, equal to approximately 46.2% of the outstanding shares of Class A Common Stock.  The LLC, as sole trustee of the Adolph Coors Jr. Trust, does not possess shared power to dispose of any other shares of Class A Common Stock.  As a result of the Voting Trust Agreements, the LLC, as sole trustee of the Adolph Coors Jr. Trust, may be deemed to share the power to vote or direct the vote of 1,857,224 Class A Exchangeable Shares and 252 shares of Class A Common Stock beneficially owned by Pentland, and 667,058 Class A Exchangeable Shares beneficially owned by Subco, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to approximately 92.5% of the outstanding shares of Class A Common Stock.

Pentland is the record owner of and has shared beneficial ownership of 1,857,224 Class A Exchangeable Shares and 252 shares of Class A Common Stock, combined to equal approximately 34.1% of the outstanding shares of Class A Common Stock, and by reason of its ownership of Subco and the Voting Trust Agreements, may be deemed to share beneficial ownership of 667,058 Class A Exchangeable Shares beneficially owned by Subco, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock beneficially owned by the LLC, as sole trustee of the Adolph Coors Jr. Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to approximately 92.5% of the outstanding shares of Class A Common Stock.

Subco is the record owner of and has shared beneficial ownership of 667,058 Class A Exchangeable Shares, equal to approximately 12.2% of the outstanding shares of Class A Common Stock, and by reason of the Voting Trust Agreements, may be deemed to share beneficial ownership of 1,857,224 Class A Exchangeable Shares and 252 shares of Class A Common Stock owned by Pentland and to share the power to vote or direct the vote of 2,520,000 shares beneficially owned by the LLC, as sole trustee of the Adolph Coors Jr. Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to approximately 92.5% of the outstanding shares of Class A Common Stock.

As a result of the completion of the merger and the entering into of the Voting Trust Agreements on February 9, 2005, the Adolph Coors Jr. Trust, and the LLC as of June 30, 2006, for purposes of Section 13(d) of the Exchange Act and the regulations promulgated thereunder, became the beneficial owner of the 2,524,282 Class A Exchangeable Shares owned by Pentland and Subco, and the beneficial owner of 252 shares of Class A Common Stock owned by Pentland, and Pentland became the beneficial owner of the 2,520,000 shares of Class A Common Stock beneficially owned by the Adolph Coors Jr. Trust and the LLC, as sole trustee of the Adolph Coors Jr. Trust.

The LLC and the Adolph Coors Jr. Trust disclaim beneficial ownership of any shares of Class A Common Stock and Class A Exchangeable Shares held by any other stockholders of the Company party to the Registration Rights Agreement.

Class B Common Stock. The LLC is the beneficial owner and has the sole power to vote and to dispose of, 21,522,798 shares of Class B Common Stock, equal to approximately 12.1% of the outstanding shares of Class B Common Stock.

As provided in the Company’s Restated Certificate of Incorporation, each share of Class A Common Stock is convertible at any time (subject to certain restrictions and limitations in the Company’s Restated Certificate of Incorporation and the Voting Trust Agreements), at the option of the holder, into one share of Class B Common Stock.  In addition, each share of Class A Common Stock will convert automatically into one share of Class B Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Voting Trust Agreements. In the event that all shares of Class A Common Stock are converted into shares of Class B Common Stock, the LLC will beneficially own and have the sole power to vote and to dispose of, 24,042,798 shares of Class B Common Stock, equal to approximately 13.3% of the outstanding shares of Class B Common Stock (as adjusted to reflect the issuance of 2,520,000 shares of Class B Common Stock upon conversion of 2,520,000 shares of Class A Common Stock on a one-for-one basis).

(c)                                  Since the last filing on Schedule 13D, the Augusta Coors Collbran Trust purchased shares of Class B Common Stock on the open market pursuant to the Augusta Trading Plan, as follows:

Transaction Date		Number of Shares of Class B Common Stock Purchased	Price Per Share
10/6/2012		6,650	$45.08
11/6/2012		6,915	$43.40
12/6/2012		7,185	$41.83
1/3/2013		6,900	$43.48
2/1/2013		6,580	$45.73
3/1/2013		6,745	$44.43
4/1/2013		5,950	$50.13
5/1/2013		5,775	$51.79
6/3/2013		6,000	$50.05
7/5/2013		6,200	$48.39
8/6/2013		5,910	$50.76
9/3/2013		6,000	$49.84
	TOTAL:	76,810

(d)                                 Other than the LLC, as trustee of the Coors Family Trusts, subject to the discussion in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Class A Common Stock and Class B Common Stock.

(e)                                  Not Applicable.”

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Voting Agreement

Items 3 and 5 are incorporated herein by reference.

Voting Trust Agreements

The Adolph Coors Jr. Trust, Pentland, Subco and the Canadian Trustee entered into the Canadian Voting Trust Agreement with respect to the Class A Exchangeable Shares owned by Pentland and Subco following the completion of the merger.  The Adolph Coors Jr. Trust, Pentland and the U.S. Trustee entered into the U.S. Voting Trust Agreement with respect to the Class A Common Stock owned by the Adolph Coors Jr. Trust and Pentland following the completion of the merger. The Voting Trust Agreements provide that other members of the Molson family group or Coors family group, each as defined in the Voting Trust Agreements, may become parties to these agreements from time to time. Each of the Voting Trust Agreements is incorporated by reference to Exhibit 99.2 and Exhibit 99.3, respectively. Each of the Voting Trust Agreements contains substantially identical terms.

The Adolph Coors Jr. Trust, Pentland and Subco entered into the Voting Trust Agreements in order to secure their respective obligations to vote the Class A Common Stock beneficially owned by the Adolph Coors Jr. Trust and Pentland; and the Class A Exchangeable Shares owned by Pentland and Subco in the manner agreed upon in the Voting Agreement and more generally to combine their voting power over the Class A Common Stock and the Class A Exchangeable Shares owned by them.  The shares of Class A Common Stock and the Class A Exchangeable Shares deposited with the Trustees, will be voted as a block by the U.S. Trustee and the Canadian Trustee, respectively, as follows:

•                                          All securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in favor of director nominees that have been nominated by the nominating committee of the Board of Directors of the Company or the Class A-M or Class A-C Nominating Subcommittees (as such subcommittees exist under the Company’s Restated Certificate of Incorporation) of the Board of Directors of the Company, and against any other director nominees;

•                                          If the representative of the Molson family beneficiaries or the representative of the Coors family beneficiaries under the Voting Trust Agreements so instructs the Trustees, the Trustees will vote at any Company stockholder meeting all securities subject to the Voting Trust Agreements in favor of the removal of a director nominated or appointed by the Class A-M Nominating Subcommittee of the Board of Directors of the Company or the Class A-C Nominating Subcommittee of the Board of Directors of the Company, respectively, from the Board of Directors of the Company; the Trustees will otherwise vote at any Company stockholder meeting all the shares against a removal of those directors;

•                                          Unless the representatives of both the Molson family group beneficiaries and the Coors family group beneficiaries under the Voting Trust Agreements instruct the Trustees to vote otherwise, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in accordance with the recommendation of the Board of Directors of the Company with respect to any other proposal at any Company stockholder meeting to remove a director from the Board of Directors of the Company;

•                                          With respect to all corporate matters other than those described above relating to the election and removal of directors and those described below relating to the Class A Exchangeable Shares, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting against the approval of any matter unless the Trustees receive instructions from the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements to vote in favor of the approval of the matter; and

•                                          If the holders of Class A Exchangeable Shares (in their capacity as shareholders of Exchangeco and not in their capacity as indirect holders of voting rights with respect to the Company) are required to vote on certain proposals that would materially adversely affect the terms of either class of exchangeable shares of Exchangeco or modify or terminate a voting and exchange trust agreement between the Company and Exchangeco, then the Class A Exchangeable Shares will be voted against any proposal if the representative of the Molson family group, has instructed the Trustees to vote against the proposal (even if the representative of the Molson family group has otherwise forfeited the right to provide instructions to the Trustees as described below).

The LLC, as sole trustee of the Adolph Coors Jr. Trust, is the representative to act on behalf of the beneficiaries of the Coors family group and Pentland is the representative to act on behalf of the beneficiaries of the Molson family group under the Voting Trust Agreements. Pentland will forfeit the right to provide instructions to the Trustees with respect to any of the above matters other than as indicated above if Pentland and any other beneficiary of the Molson family group cease to beneficially own, in the aggregate, a number of shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 3,379,552 shares of the Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares outstanding on the date of the completion of the merger, of which at least 1,650,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. Similarly, the LLC, as sole trustee of the Adolph Coors Jr. Trust, will forfeit the right to provide instructions to the Trustees with respect to the above matters other than as indicated above if the Adolph Coors Jr. Trust and any other beneficiaries of the Coors family group cease to beneficially own, in the aggregate, a number of shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 5,069,328 shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares outstanding on the date of the completion of the merger, of which at least 1,650,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. In the event of a forfeiture by either family of the above rights, the U.S. Trustee or Canadian Trustee, as applicable, under the Voting Trust Agreements will vote all shares at the direction of the representative of the other family acting on its own. If both families forfeit the above rights, the Voting Trust Agreements will terminate.

The Voting Trust Agreements also contain restrictions on the transfer of the securities subject to the Voting Trust Agreements.  A Molson family beneficiary or a Coors family beneficiary under the Voting Trust Agreements may transfer its interest in securities subject to the Voting Trust Agreements to any other beneficiary under the relevant Voting Trust Agreements or to members of its family group, so long as the transferee is or becomes a party to the Voting Trust Agreements with respect to such transferred securities. Shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements must be converted into shares of Class B Common Stock (or Class B Exchangeable Shares, as applicable) before they can be transferred to any persons that are not beneficiaries under the Voting Trust Agreements or members of the Molson or Coors family groups. Any shares of Class A Common Stock and Class A Exchangeable Shares so converted will no longer be subject to the Voting Trust Agreements.

The Voting Trust Agreements prohibit any Molson family beneficiary from transferring its interest in shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements to a third party (or converting these shares into shares of Class B Common Stock or Class B Exchangeable Shares) if the remaining shares subject to the Voting Trust Agreements would constitute less than 50.1% of the aggregate voting power of the outstanding shares of Class A Common Stock and Class A Exchangeable Shares, unless prior to the proposed transfer or conversion, the number of shares of the Coors family beneficiaries subject to the Voting Trust Agreements, is less than 2,520,000 (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transactions).

Each of Pentland and any other Molson family group beneficiary, and the Adolph Coors Jr. Trust and any other Coors family beneficiary who become parties to the Voting Trust Agreements is also prohibited from transferring its interest in shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements if, as a result of the transfer, the right of holders of shares of Class B Common Stock or the right of holders of Class B Exchangeable Shares to convert into shares of Class A Common Stock or Class A Exchangeable Shares, respectively, in limited circumstances relating to specified offers which are not made to holders of Class B Common Stock or Class B Exchangeable Shares would be triggered. The Trustees under these Voting Trust Agreements are authorized, unless both family group beneficiaries give instructions to the contrary, in the event of such specified offers, to deliver a notice providing the Company with adequate assurances that the family group beneficiaries will not participate in the specified offers.

The foregoing descriptions of the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement are qualified in their entirety by reference to the full and complete text of the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement, which are filed herewith as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

Registration Rights Agreement

The Registration Rights Agreement provides that the beneficiaries of the Voting Trust Agreements and the Other Molson Stockholders, as well as members of the Coors family group and the Molson family group, collectively referred to as the “eligible stockholders,” that propose to sell Registrable Securities (as defined below) may request that the Company effect the registration on Form S-3 or other available form under the Securities Act and, if applicable, a Canadian prospectus under the Canadian securities laws and the multi-jurisdictional disclosure system. Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect such a registration of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Company may choose to register such stock pursuant to a U.S. and Canadian shelf registration statement. Each beneficiary representative under the Voting Trust Agreements and each Other Molson Stockholder is eligible to request no more than five registrations. The Company will not be required to effect such registration if such requests relate to a sale of less than $25 million of Registrable Securities.

The term “Registrable Securities” means Class B Common Stock issued or issuable upon conversion of Class A Common Stock, Class B Exchangeable Shares, or Class A Exchangeable Shares or other Class B Common Stock, held by eligible stockholders.

If an eligible stockholder requests registration of any of its Registrable Securities, the Company is required to prepare and file a registration statement with the Commission as soon as possible, and no later than 90 days after receipt of the request.

The Company will pay all of its expenses and the expenses of the eligible stockholders, other than underwriting discounts and selling commissions of the seller, in connection with the successfully effected registrations requested.

The eligible stockholders may request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The eligible stockholders may also select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval, which approval will not be unreasonably withheld, by the Company.

The Registration Rights Agreement also provides that, with certain exceptions, the eligible stockholders will have certain piggy-back registration rights.

The Registration Rights Agreement will terminate as to an eligible stockholder on the earliest of the date on which the sale of the securities of such eligible stockholder subject to the Registration Rights Agreement do not require registration under the United States securities laws or are subject to limitations under Rule 144 promulgated under the Securities Act, would not be a distribution under Canadian securities law, or the date upon which there are no holders of registrable securities that have not been sold to the public.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full and complete text of the Registration Rights Agreement, which is filed herewith as Exhibit 99.4 and incorporated herein by reference.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company.  The following, however, describes certain relationships between and among the LLC, the Coors Family Trusts, and the individuals identified on Schedule A attached hereto.

As of February 13, 2014, the shares of Class A Common Stock and Class B Common Stock held by each of the Coors Family Trusts is summarized as follows:

Identity	Number of Shares of Class A Common Stock		Percent of Outstanding Class A Common Stock (1)		Number of Shares of Class B Common Stock		Percent of Outstanding Class B Common Stock (2)
Adolph Coors Company LLC (3)(4)		(4)(5)		(4)(5)	350,000	(4)	*	(4)
Adolph Coors Jr. Trust (3)	2,520,000	(5)	46.2	%(5)	5,830,000		3.3%
Augusta Coors Collbran Trust (3)(6)	—		—		1,716,860		*
Bertha Coors Munroe Trust B (3)(7)	—		—		2,015,472		1.1%
Grover C. Coors Trust (3)	—		—		2,226,846		1.3%
Herman F. Coors Trust (3)(8)	—		—		2,899,000		1.6%
Louise Coors Porter Trust (3)(9)	—		—		1,354,660		*
May Kistler Coors Trust (3)(10)	—		—		5,129,960		2.9%
TOTAL	2,520,000	(5)	46.2	%(5)	21,522,798	(11)	12.1	%(11)

*	Less than one percent.

(1)

Based on 5,453,835 shares of Class A Common Stock outstanding as of November 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2013, which includes all shares of Class A Common Stock and Class A Exchangeable Shares.

(2)

Based on 178,401,325 shares of Class B Common Stock outstanding as of November 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2013, which includes all shares of Class B Common Stock and Class B Exchangeable Shares.

(3)	The LLC as trustee of the Coors Family Trusts is deemed to be the beneficial owner of all shares of Class A Common Stock and Class B Common Stock held by the Coors Family Trusts.

(4)	Does not include 2,520,000 shares of Class A Common Stock beneficially owned by the LLC or 21,172,798 shares of Class B Common Stock beneficially owned by the LLC.

(5)

Does not include 1,857,476 Class A Exchangeable Shares and 252 shares of Class A Common Stock held by Pentland, and 667,058 Class A Exchangeable Shares held by Subco, which the LLC and the Adolph Coors Jr. Trust may be deemed to be the beneficial owner of pursuant to the Voting Trust Agreements.

(6)

Includes 1,354,660 shares of Class A Common Stock held by Augusta LLC, a Wyoming limited liability company (“Augusta LLC”).  All of the membership interests of Augusta LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended) (the “Augusta LLC Member”), and the Augusta LLC is member managed by the Augusta LLC Member.

(7)

Includes 1,354,660 shares of Class A Common Stock held by Bertha B LLC, a Wyoming limited liability company (“Bertha B LLC”).  All of the membership interests of Bertha B LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended) (the “Bertha B LLC Member”), and the Bertha B LLC is member managed by the Bertha B LLC Member.

(8)

Includes 1,354,660 shares of Class A Common Stock held by Herman LLC, a Wyoming limited liability company (“Herman LLC”).  All of the membership interests of Herman LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Herman F. Coors Trust dated July 5, 1946 (as further amended) (the “Herman LLC Member”), and the Herman LLC is member managed by the Herman LLC Member.

(9)

Includes 1,354,660 shares of Class A Common Stock held by Louise LLC, a Wyoming limited liability company (“Louise LLC”).  All of the membership interests of Louise LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Louise Coors Porter Trust dated July 5, 1946 (as further amended) (the “Louise LLC Member”), and the Louise LLC is member managed by the Louise LLC Member.

(10)

Includes 1,354,660 shares of Class A Common Stock held by May LLC, a Wyoming limited liability company (“May LLC”).  All of the membership interests of May LLC are beneficially owned by Adolph Coors Company LLC as trustee of the May Kistler Coors Trust dated September 24, 1965 (the “May LLC Member”), and the May LLC is member managed by the May LLC Member.

(11)	Does not include shares of Class B Common Stock issuable upon conversion of shares of Class A Common Stock.

Pursuant to the Operating Agreement of the LLC, each of the Coors Family Trusts are administered and managed by a Trust Committee consisting of three to five LLC Directors whose actions and decisions are final and binding, and constitute the actions and decisions of all LLC Directors as if the LLC Directors had so acted or decided, except that the LLC Directors have the limited power and authority to act or decide for a Trust Committee only if:

(i)            the Trust Committee is unable to act or decide and makes a formal appeal to the LLC Directors to resolve the matter, or if the matter involves a legally required act or decision, no formal appeal is necessary for the LLC Directors to so act or decide when the Trust Committee is unable to do so; and

(ii)           the act or decision of a Trust Committee with respect to investment of an individual trust’s assets is in conflict with the investment strategy and best interests of the Coors Family Trusts as a whole as reflected in the investment strategy of the other Trust Committees.

The shares of Class B Common Stock held by the Augusta LLC, the Bertha B LLC, the Herman LLC, the Louise LLC, and the May LLC (collectively, the “Trust LLCs”), are beneficially owned by the LLC as trustee of the members of each of the Trust LLCs.”

Item 7.                                                         Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated February 14, 2014, between Adolph Coors Company LLC and the Adolph Coors Jr. Trust dated September 12, 1969.

99.1

Voting Agreement dated as of February 2, 2005, by and among Pentland Securities (1981) Inc., 4280661 Canada Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.2

Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005, by and among Wilmington Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.3

Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005, by and among the Royal Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005).

99.4

Registration Rights Agreement dated as of February 9, 2005, by and among Molson Coors Brewing Company (formerly known as Adolph Coors Company), Pentland Securities (1981) Inc., the Adolph Coors, Jr. Trust dated September 12, 1969, and the other parties thereto. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Commission on February 15, 2005).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	ADOLPH COORS COMPANY LLC

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Director

Date: February 14, 2014	ADOLPH COORS JR. TRUST

	By:	Adolph Coors Company LLC, as Trustee

		By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Director

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated February 14, 2014, between Adolph Coors Company LLC and the Adolph Coors Jr. Trust dated September 12, 1969.

99.1

Voting Agreement dated as of February 2, 2005, by and among Pentland Securities (1981) Inc., 4280661 Canada Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.2

Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005, by and among Wilmington Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.3

Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005, by and among the Royal Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005).

99.4

Registration Rights Agreement dated as of February 9, 2005, by and among Molson Coors Brewing Company (formerly known as Adolph Coors Company), Pentland Securities (1981) Inc., the Adolph Coors, Jr. Trust dated September 12, 1969, and the other parties thereto. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Commission on February 15, 2005).

Schedule A

Board of Directors

of

Adolph Coors Company LLC

Name*	Present Principal Occupation	Business Name, Address and Principal Business (unless noted otherwise)

Joseph Coors, Jr.	Retired (October 31, 2000)	Residence:
2981 Kendrick Street
Golden, CO 80401

Jeffrey H. Coors	Chairman	Fiskeby Holdings US LLC 16000 Table Mountain Parkway
Golden, CO 80403 (paperboard mill)

Peter H. Coors	Chairman of the Board	Molson Coors Brewing Company 311 Tenth Street
Golden, CO 80401 (beverage brewing)

John K. Coors	Chairman, President & Chief Executive Officer	CoorsTek, Inc. 16000 Table Mountain Parkway
Golden, CO 80403 (advanced materials technology)

Wm. Grover Coors, Ph.D.	Chief Scientist	CoorsTek, Inc. 600 Ninth Street
Golden, CO 80401 (advanced materials technology)

J. Bradford Coors	Management	CoorsTek LLC 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technologies)

Melissa Coors Osborn	Senior Manager Organization Development	Molson Coors Brewing Company 311 Tenth Street Golden, CO 80401 (beverage brewing)

*                                         Each named person is a citizen of the United States of America.

Name*	Present Principal Occupation	Business Name, Address and Principal Business (unless noted otherwise)

Christien Coors-Ficeli	President & Chief Executive Officer	AC Vin Co LLC 1119 State Lane Yountville, CA 94599 (winery)

Douglas M. Coors	Executive Vice President	CoorsTek, Inc. 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technology)

Peter Joseph Coors	Trade and Consumer Quality Manager	MillerCoors LLC 17735 West 32nd Avenue Golden, CO 80401 (beverage brewing)

Timothy I. Coors	Chief Executive Officer	CoorsTek Sensors, LLC 2451 Riverside Parkway Grand Junction, CO 81505 (advanced emission sensors)

Jonathan D. Coors	Chief Executive Officer	CoorsTek Medical LLC 13600 Heritage Parkway, Suite 170 Fort Worth, TX 76177 (medical components)

Darden K. Coors	Chief Executive Officer	AC Restaurant Co LLC 700 Twelfth Street, Suite 200 Golden, CO 80401 (fast casual restaurants)

Michael L. Coors	Chief Executive Officer	Outlast Technologies LLC 831 Pine Ridge Road Golden, CO 80403 (advanced textiles technologies)

David S. Coors	Third Shift Associate Brand Manager	MillerCoors LLC 250 South Wacker Drive, Suite 250 Chicago, IL 60606 (beverage brewing)

Heidi Coors Robbins	Senior Business Analyst	CoorsTek LLC 16000 Table Mountain Parkway Golden, CO 80403 (advanced materials technologies)

*                                         Each named person is a citizen of the United States of America.